UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No.  )1

Acorn Energy, Inc.
(Name of Issuer)

Common Stock,  $0.01 per share
(Title of Class of Securities)

004848107
(CUSIP Number)

Ted Hagan
Verition Fund Management LLC
One American Lane
Greenwich, CT 06831

With copies to:

Steve Wolosky, Esq.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 22, 2013
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 004848107

1	NAME OF REPORTING PERSON VERITION FUND MANAGEMENT LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE, USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,228,413
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,228,413
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,228,413
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.3%
14	TYPE OF REPORTING PERSON IA

CUSIP NO. 004848107

1	NAME OF REPORTING PERSON VERITION MULTI-STRATEGY MASTER FUND LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,228,413
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,228,413
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,228,413
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.3%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 004848107

1	NAME OF REPORTING PERSON NICHOLAS MAOUNIS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,228,413
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,228,413
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,228,413
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.3%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 004848107

1	NAME OF REPORTING PERSON RICKY SOLOMON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 155,353
	8	SHARED VOTING POWER 520
	9	SOLE DISPOSITIVE POWER 155,353
	10	SHARED DISPOSITIVE POWER 520
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 155,873
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 004848107

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to common shares, par value $0.01 (the “Shares”), of Acorn Energy, Inc., a Delaware corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is 3903 Centerville Road, Wilmington, DE 19807.

Item 2.	Identity and Background.

(a)           This statement is filed by Verition Multi-Strategy Master Fund Ltd., a Cayman Islands exempted company (the “Fund”), with respect to the Shares directly and beneficially owned by it, Verition Fund Management LLC, a Delaware limited liability company (“Verition”), as the investment manager of the Fund, Nicholas Maounis, as the managing member of Verition, and Ricky Solomon, as the portfolio manager for Verition and with respect to the Shares directly and beneficially owned by him.  Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”   Each of the Reporting Persons is party to that certain Joint Filing Agreement as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)           The address of the principal office of each of the Reporting Persons is One American Lane, Greenwich, CT 08631.  The officers and directors of the Fund and their principal occupations and business addresses are set forth on Schedule A and are incorporated by reference in this Item 2.

(c)           The principal business of the Fund is investing in securities.  The principal business of Verition is acting as the investment adviser to the Fund.  The principal occupation of Mr. Maounis is serving as the managing member of Verition.  The principal occupation of Mr. Solomon is serving as a portfolio manager of Verition.

(d)           No Reporting Person, nor any person listed on Schedule A hereto, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person, nor any person listed on Schedule A hereto, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Verition is organized under the laws of the State of Delaware.  The Fund is organized under the laws of the Cayman Islands.  Messrs. Maounis and Solomon are citizens of the United States of America.  The citizenship of the persons listed on Schedule A is set forth therein.

Item 3.	Source and Amount of Funds or Other Consideration.

The aggregate purchase price of the 2,228,413 Shares owned directly by the Fund is approximately $11,766,035, including brokerage commissions.  The Shares owned directly by the Fund were acquired with its working capital.

CUSIP NO. 004848107

The aggregate purchase price of the 155,353 Shares owned directly by Mr. Solomon is approximately $880,155, including brokerage commissions.  The Shares owned directly by Mr. Solomon were acquired with his personal funds.

The aggregate purchase price of the 520 Shares held in accounts for the benefit of Mr. Solomon’s children, which Mr. Solomon may be deemed to beneficially own, is approximately $3,660, including brokerage commissions.  Such Shares were acquired with personal funds.

The Fund and Mr. Solomon each effect purchases of securities primarily through margin accounts maintained for them with brokers, which may extend margin credit to them as and when required to open or carry positions in the margin accounts, subject to applicable federal margin regulations, stock exchange rules and the brokers’ credit policies.  In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may continue to take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and the Board of the Issuer, engaging in discussions with stockholders of the Issuer and others about the Issuer, the Reporting Persons’ investment and strategic alternatives available to the Issuer, seeking Board representation, making proposals to the Issuer concerning changes to the capitalization, ownership structure or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

(a)             The aggregate percentage of Shares reported owned by each Reporting Person is based upon 18,090,536 Shares outstanding, which is the total number of Shares outstanding as of August 2, 2013 as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ending June 30, 2013, filed with the Securities and Exchange Commission on August 7, 2013.

As of the close of business on August 22, 2013, the Fund beneficially owns 2,228,413 Shares, including 950,000 Shares underlying call options, constituting approximately 12.3% of the Shares outstanding.   By virtue of their relationships with the Fund discussed in further detail in Item 2, each of Verition and Mr. Maounis may be deemed to beneficially own the Shares beneficially owned by the Fund.

CUSIP NO. 004848107

As of the close of business on August 22, 2013, Mr. Solomon beneficially owns 155,873 Shares, including 520 Shares held in accounts for the benefit of Mr. Solomon’s children, which Mr. Solomon may be deemed to beneficially own, constituting less than 1% of the Shares outstanding.

To the best of the Reporting Persons’ knowledge, except as otherwise set forth herein, none of the persons listed on Schedule A beneficially owns any securities of the Issuer.

(b)           Verition and Mr. Maounis share the power to vote and dispose of the Shares beneficially owned by the Fund.  Mr. Solomon has sole voting and dispositive power over the Shares he owns directly.  Mr. Solomon has shared voting and dispositive power over the Shares held in accounts for the benefit of Mr. Solomon’s children.

(c)           No transactions in the Shares were effected during the past sixty days by the Reporting Persons.

(d)           No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)           Not applicable.

The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the securities reported herein.  Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that are not directly owned by such Reporting Person, except to the extent of their pecuniary interest therein.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On August 26, 2013, the Reporting Persons entered into a Joint Filing Agreement (the “Joint Filing Agreement”) in which the parties agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached as an exhibit hereto and is incorporated herein by reference.

As further described below, the Fund has entered into an agreement to purchase from unrelated third parties call options to purchase up to 950,000 Shares, which are exercisable within sixty days:

Class of Security	Number of Underlying Shares	Expiration Date	Strike Price ($)
Long Call Option	100,000	05/12/2014	15.00
Long Call Option	400,000	05/14/2014	15.00
Long Call Option	100,000	05/25/2015	12.00
Long Call Option	100,000	05/25/2015	10.00
Long Call Option	250,000	08/15/2014	13.00

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.  To the best of the Reporting Persons’ knowledge, except as otherwise set forth herein, none of the persons listed on Schedule A is a party to any contract, agreement or understanding required to be disclosed herein.

CUSIP NO. 004848107

Item 7.	Material to be Filed as Exhibits.

99.1	Joint Filing Agreement by and among the Reporting Persons, dated August 26, 2013.

CUSIP NO. 004848107

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 26, 2013	VERITION FUND MANAGEMENT LLC

	By:	/s/ Ted Hagan
	Name:	Ted Hagan
	Title:	CFO

VERITION MULTI-STRATEGY MASTER FUND LTD.
By:	Verition Fund Management LLC, its Investment Manager

By:	/s/ Ted Hagan
Name:	Ted Hagan
Title:	CFO

/s/ Nicholas Maounis
NICHOLAS MAOUNIS

/s/ Ricky Solomon
RICKY SOLOMON

CUSIP NO. 004848107

Schedule A
Directors and Officers of Verition Multi-Strategy Master Fund Ltd.

Name and Position	Principal Occupation	Principal Business Address	Citizenship
Geoff Ruddick - Director	Independent Director - Alternative Investment Funds	International Management Services 3rd Floor, Harbour Centre P O Box 61, Grand Cayman Cayman Islands KY1-1102	Canada
Ebony Myles-Berry - Director	Independent Director - Alternative Investment Funds	International Management Services 3rd Floor, Harbour Centre P O Box 61, Grand Cayman Cayman Islands KY1-1102	Cayman Islands
Ken Grant - Director	Chairman of ConceptONE	ConceptONE 527 Madison Avenue 7th Fl. New York, NY 10022	USA